Exhibit 8

HEALTHY HARMONY HOLDINGS, L.P.

April 17, 2014

The Transaction Committee of the Board of Directors

Chindex International, Inc.

4340 East West Highway, Suite 1100

Bethesda, Maryland 20814

United States

Dear Members of the Transaction Committee:

We have received your letter dated April 14, 2014 (the “Transaction Committee Notice”), pursuant to which Chindex International, Inc. (the “Company”) stated that the committee of independent directors established by the Board of Directors of the Company (the “Transaction Committee”) had received a definitive proposal (the “Competing Proposal”) from a financial bidder (the “Financial Bidder”). That letter also informed us that the Transaction Committee had determined that the Competing Proposal constituted a Superior Proposal under Section 6.2(d) of the Agreement and Plan of Merger, dated as of February 17, 2014, by and among the Company, Healthy Harmony Holdings L.P. (“we”, “us” or “Parent”) and Healthy Harmony Acquisition, Inc. (the “Merger Agreement”).

In response to the Transaction Committee Notice, we are making this revised offer (the “Offer”) pursuant to Section 6.2(d) of the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

Set forth below are the key terms of our Offer:

1. Offer Price

We propose to acquire all of the outstanding shares of common stock of the Company, other than the Shares contributed to Parent by the Rollover Investors and the Additional Rollover Stockholders, at a price of $24.00 per share in cash, which, based on the data you have provided to us, reflects an implied equity value of approximately $461 million.

2. Financing

Our Offer is not subject to a financing condition and TPG Asia VI, L.P. (“TPG”) has agreed to fund the full amount required for the Merger so the Transaction Committee and the Company Board are not subject to any risks associated with whether or not Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Parent”), the parent company of Fosun Industrial Co., Limited (“Fosun”), obtains the necessary stockholder vote or Fosun otherwise actually participates in the financing.

Our Offer continues to have the benefit of Fosun and Ms. Roberta Lipson rolling over all, and a portion, respectively, of their Shares and Ms. Lipson, Ms. Elyse Silverberg and Mr. Lawrence Pemble committing to vote for the Transactions.

Our Offer continues to include the commitment of TPG and Fosun to fund the pipeline projects of the Company with an additional $130 million after the Closing.

3. Required Approvals

While Fosun Parent intends to obtain approval of its stockholders (the “Fosun Stockholder Approval”) to provide financing for the Transactions, Fosun Stockholder Approval will not be a condition to effect the Merger under the amended and restated Merger Agreement and, as noted above, TPG has agreed to provide an amended and restated Equity Commitment Letter to cover the entire Equity Financing. Thus, unlike the existing Merger Agreement terms, the Company will not have any risk that the Merger will not be consummated because of an unanticipated inability or delay in obtaining the Fosun Stockholder Approval.

As contemplated by the Merger Agreement, the Transactions will require AML Approval. TPG, Fosun and the Company have been working diligently and expect to submit to MOFCOM the requisite filing by the end of April.

4. Definitive Documentation

We have enclosed with this Offer an executed copy of the following documents: an amended and restated merger agreement, an amended and restated equity commitment letter from TPG, an amended and restated limited guarantee from TPG, a letter relating to the Support Agreement, an amended and restated side letter regarding provision of certain VIE side agreements, an amended and restated Parent Disclosure Letter, an amended and restated waiver to TPG Confidentiality Agreement, and an amended and restated waiver to Fosun Stockholders’ Agreement (collectively, the “Transaction Documents”). Since these documents are all executed, the Offer is capable of being accepted immediately by the Transaction Committee and the Board.

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We believe that our Offer is highly attractive and offers the Company an opportunity to provide a premium over the price under the Competing Proposal. Moreover, our Offer would deliver this value with great certainty, as we have removed the Fosun Stockholder Approval requirement and related termination provisions and have the voting support of Fosun, Ms. Roberta Lipson, Ms. Elyse Silverberg and Mr. Lawrence Pemble. Because of the work done to date, and great the respect that Fosun has within China, we may also be in a position to obtain AML Approval more quickly.

Our Offer shall expire at 11:59 P.M. New York time on April 18, 2014 unless we otherwise agree in writing. Following expiration of the Offer, any execution or delivery of the Transaction Documents will be of no force or effect.

In addition, our Offer shall be deemed withdrawn and of no further force or effect if the terms or conditions of our Offer are disclosed to any third party prior to the execution of the Transaction Documents by the Company.

If you would like to discuss any of the matters discussed above or any of the Transaction Documents further, please contact Scott Chen, Managing Director of TPG or our advisors at Goldman Sachs or Cleary Gottlieb, as appropriate.

Sincerely,

HEALTHY HARMONY HOLDINGS, L.P.

By: Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

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